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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2000

                                 ---------------

                                  GOLDCORP INC.
             (Exact name of registrant as specified in its charter)


Province of Ontario                       1-12970                  98770100
(State or other jurisdiction of       (Commission File         (I.R.S. Employer
Incorporation)                             Number)           Identification No.)

Suite 2700, 145 King Street West                                   M5H 1J8
Toronto, Ontario, Canada                                        (Postal Code)
(Address of principal executive offices)

                                 (416) 865-0326
              (Registrant's telephone number, including area code)

(Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F [  ]        Form 40-F [ X ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [   ]   No [ X ]


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Other Events

     This filing on Form 6-K is being made by Goldcorp Inc. on a voluntary basis to provide the information contained in the Application, Notice of Return Application, Notices of Special Shareholders' Meetings and Joint Management Information Circular relating to the Plan of Arrangement pursuant to the Business Corporations Act (Ontario) involving CSA Management Inc. and Goldcorp Inc., the "Information Circular". A copy of the Information Circular is attached hereto as Exhibit 99. Portions of the Information Circular are not available in electronic format and are omitted from Exhibit 99. The entire Information Circular will be manually filed in paper format with the United States Securities and Exchange Commission and with the New York Stock Exchange.



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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   GOLDCORP INC.



                                   By:  /s/ Victoria K. Russell
                                        -----------------------------------
                                        Victoria K. Russell, Vice President
                                        Legal Services

Date: October 2, 2000



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                                INDEX TO EXHIBITS

Exhibit 99 Application, Notice of Return Application, Notices of Special Shareholders' Meetings and Joint Management Information Circular relating to the Plan of Arrangement pursuant to the Business Corporations Act (Ontario) involving CSA Management Inc. and Goldcorp Inc.